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                           Filed by CBOT Holdings, Inc.
                           Subject Company -- CBOT Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184


The following communication was posted on the CBOT's TradeTalk internal communication system and made available to members on June 19, 2003.

I hope the following Question & Answer is helpful in addressing some of the questions raised by members concerning the upcoming ballot vote and Rule 100.00, the registration statement related to the restructuring transactions and its status, and the "core rights" as described in the most recent amendment to the registration statement. Also, for your convenience, I have included in the Question & Answer a description of our current petition process for rule amendments.

QUESTION & ANSWER

Q: Could the petition process be used to amend or repeal a Rule adopted by the board of directors pursuant to proposed Rule 100.00?

A: Yes. Section 5 of Exhibit A to our current Certificate of Incorporation provides that the membership petition process may be used to amend or repeal our Bylaws and Rules, including a Rule adopted pursuant to proposed Rule 100.00.

Q: Could we delay calling a special meeting to vote on a proposal to amend or repeal a Rule adopted by the board of directors pursuant to proposed Rule
     100.00 that was the subject of the petition process?

A: Although there is not a specific requirement to do so, our practice has been to call for special meetings to vote on such propositions as soon as reasonably practicable following receipt of petition and/or board approval. Accordingly, it would be inconsistent with our past practices to delay a special meeting to vote on a proposition to amend or repeal a Rule adopted pursuant to proposed Rule 100.00 for any significant amount time, let alone until such Rule ceases to be effective in accordance with its terms (after twelve months).

Q: Where can I find the most recent Registration Statement on Form S-4 related to the restructuring transactions?

A: Amendment No. 6 to the Registration Statement on Form S-4 filed by CBOT Holdings, Inc. on May 16, 2003 is the most recent amendment to the Registration Statement related to the restructuring transactions. You can access Amendment No. 6 by visiting the website of the U.S. Securities and Exchange Commission at www.sec.gov. When searching by filers, please be sure to search by "CBOT Holdings, Inc." and not "Chicago Board of Trade" or "Board of Trade of the City of Chicago, Inc."

Q: What do the restructuring transactions currently contemplate to be "core rights"?

A: The restructuring transactions as described in Amendment No. 6 to the Registration Statement S-4 currently contemplate five "core rights." In particular, the holders of Series B-1 and Series B-2, Class B memberships in the CBOT subsidiary (equivalent to Full and Associate Members) will have the exclusive right to vote on proposals by the board of directors of the CBOT subsidiary to amend the bylaws of the CBOT subsidiary in a manner that would adversely affect the following rights:

..    the allocation of products that a holder of a specific series of Class B membership is permitted to trade on the exchange facilities of the CBOT subsidiary, e.g., the elimination of any product from a holder's trading rights and privileges;

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                                                               Question & Answer
                                                                        Page Two

     . the requirement that, subject to certain limited exceptions agreed to by the CBOT and CBOE, holders of Class B memberships in the CBOT subsidiary will be charged transaction fees for trades of the CBOT subsidiary's products for their accounts that are lower than the transaction fees charged to any participant who is not a holder of a Class B membership for the same products;

     . the membership and eligibility requirements to become a holder of a Class B membership in the CBOT subsidiary or to exercise the associated trading rights or privileges;

     . the commitment to maintain current open outcry markets so long as each such market is deemed liquid; and

     . the requirement that any proposal to offer electronic trading between the hours of 6:00 a.m., Central Time, and 6:00 p.m., Central Time, of agricultural contracts or agricultural products currently traded on our open outcry markets be approved by the holders of Series B-1 and Series B-2, Class B memberships in the CBOT subsidiary.

Q.   What is the current Petition Process for Rule Amendments?

A.   1.   If twenty-five members or more petition for a vote on a rule proposal,
          "...the Board of Directors, within thirty days or at the next regular Board of Directors meeting, whichever is sooner, shall either approve and recommend the proposed amendment and call for a special meeting to vote upon such amendment, or report to the petitioners the reason for its disapproval."

     2. If the Board of Directors disapproves the initial petition and "...within thirty days after such disapproval, one hundred members or more petition for a special meeting for the purpose of voting upon such proposed amendment, a special meeting shall be called for in accordance with the procedures set forth in this Section 5 of this Exhibit A as though the proposed amendment had been recommended by the Board of Directors."

     3. With respect to the voting on a rule change proposal, "...the Chairman of the Board shall call for a special meeting of the membership to be held not less than ten days or more than sixty days after the proposed amendment shall have been posted upon the bulletin board...and notice thereof shall have been sent to the members." (In practice, CBOT membership votes normally are held within four weeks after the relevant proxy materials are sent to the membership.)

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


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